UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

        NovoCure Limited

(Name of Issuer)

        Ordinary Shares, no par value

(Title of Class of Securities)

        G6674U108

(CUSIP Number)

        December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6674U108	13G	Page 2 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pomona Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6674U108	13G	Page 3 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pomona Capital VII Fund Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6674U108	13G	Page 4 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pomona Associates VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6674U108	13G	Page 5 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pomona Secondary Associates VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G6674U108	13G	Page 6 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pomona G.P. Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G6674U108	13G	Page 7 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Futrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G6674U108	13G	Page 8 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael D. Granoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,500 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,500 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G6674U108	13G	Page 9 of 16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frances N. Janis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 28,924 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,924 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,924 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G6674U108	13G	Page 10 of 16

Item 1(a).	Name of Issuer:

NovoCure Limited (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Le Masurier House, La Rue Le Masurier, St. Helier, Jersey JE2 4YE.

Item 2(a).	Names of Persons Filing:

This statement is being filed by:

(a) Pomona Capital VII, L.P. (“PC VII”) and Pomona Capital VII Fund Investors, L.P. (“PC VII FI”);

(b) Pomona Associates VII, L.P. (“PCVII GP”), which is the sole general partner of PC VII and the Class A general partner of PC VII FI; Pomona Secondary Associates VII LLC (“PCVII LLC”), which is the sole general partner of PCVII GP and the Class B general partner of PC VII FI; and Pomona G.P. Holdings LLC (“Holdings LLC” and, together with PCVII GP and PCVII LLC, the “Control Entities”), which is the sole member of PCVII LLC; and

(c) Stephen M. Futrell (“Futrell”), Michael D. Granoff (“Granoff”) and Frances N. Janis (“Janis”) (together, the “Principals”). As of December 31, 2018, the Principals are the managing principals of Holdings LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of PC VII, PC VII FI, each Control Entity and the Principals is c/o Pomona Management, LLC, 780 Third Avenue, 46th Floor, New York, NY 10017.

Item 2(c).	Citizenship:

PC VII and PCVII GP are limited partnerships organized under the laws of the State of Delaware. PC VII FI is an exempted limited partnership organized under the laws of the Cayman Islands. PCVII LLC and Holdings LLC are limited liability companies organized under the laws of the State of Delaware. Each of the Principals is a United States citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

G6674U108.

CUSIP No. G6674U108	13G	Page 11 of 16

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See Line 9 of cover sheets.

(b)

Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 93,013,564 shares of Ordinary Shares reported by the Issuer to be outstanding as of October 18, 2018 on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on October 25, 2018.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. G6674U108	13G	Page 12 of 16

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. G6674U108	13G	Page 13 of 16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2019

POMONA CAPITAL VII, L.P.

By:	POMONA ASSOCIATES VII, L.P.
General Partner

	By:	POMONA SECONDARY ASSOCIATES VII LLC
General Partner

		By:	POMONA G.P. HOLDINGS LLC
Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

POMONA CAPITAL VII FUND INVESTORS, L.P.

By:	POMONA ASSOCIATES VII, L.P.
Class A General Partner

	By:	POMONA SECONDARY ASSOCIATES VII LLC
General Partner

		By:	POMONA G.P. HOLDINGS LLC
Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

By:	POMONA SECONDARY ASSOCIATES VII LLC
Class B General Partner

	By:	POMONA G.P. HOLDINGS LLC
Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

CUSIP No. G6674U108	13G	Page 14 of 16

POMONA ASSOCIATES VII, L.P.

By:	POMONA SECONDARY ASSOCIATES VII LLC
General Partner

	By:	POMONA G.P. HOLDINGS LLC
Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

POMONA SECONDARY ASSOCIATES VII LLC

By:	POMONA G.P. HOLDINGS LLC
Sole Member

	By:	/s/ Frances N. Janis
Managing Principal

POMONA G.P. HOLDINGS LLC

By:	/s/ Frances N. Janis
Managing Principal

/s/ Michael D. Granoff
Michael D. Granoff

/s/ Frances N. Janis
Frances N. Janis

/s/ Stephen M. Futrell
Stephen M. Futrell

CUSIP No. G6674U108	13G	Page 15 of 16

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of NovoCure Limited.

EXECUTED this 13th day of February, 2019.

POMONA CAPITAL VII, L.P.

By:	POMONA ASSOCIATES VII, L.P. General Partner

	By:	POMONA SECONDARY ASSOCIATES VII LLC General Partner

		By:	POMONA G.P. HOLDINGS LLC Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

POMONA CAPITAL VII FUND INVESTORS, L.P.

By:	POMONA ASSOCIATES VII, L.P. Class A General Partner

	By:	POMONA SECONDARY ASSOCIATES VII LLC General Partner

		By:	POMONA G.P. HOLDINGS LLC Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

By:	POMONA SECONDARY ASSOCIATES VII LLC Class B General Partner

	By:	POMONA G.P. HOLDINGS LLC Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

CUSIP No. G6674U108	13G	Page 16 of 16

POMONA ASSOCIATES VII, L.P.

By:	POMONA SECONDARY ASSOCIATES VII LLC General Partner

	By:	POMONA G.P. HOLDINGS LLC Sole Member

		By:	/s/ Frances N. Janis
Managing Principal

POMONA SECONDARY ASSOCIATES VII LLC

By:	POMONA G.P. HOLDINGS LLC Sole Member

	By:	/s/ Frances N. Janis
Managing Principal

POMONA G.P. HOLDINGS LLC

By:	/s/ Frances N. Janis
Managing Principal

/s/ Michael D. Granoff
Michael D. Granoff

/s/ Frances N. Janis
Frances N. Janis

/s/ Stephen M. Futrell
Stephen M. Futrell